UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 4)

International Rectifier Corporation
(Name of Subject Company)

Vishay Intertechnology, Inc.
IR Acquisition Corp.
(Names of Filing Person — Offeror)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

460254105
(Cusip Number of Class of Securities)

Dr. Lior E. Yahalomi
Executive Vice President and Chief Financial Officer
Vishay Intertechnology, Inc.
63 Lancaster Avenue
Malvern, Pennsylvania 19355-2143
Telephone: (610) 644-1300
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Daniel A. Neff, Esq.
Trevor S. Norwitz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee*
$1,750,380,546	$68,790

*     Estimated for purposes of calculating the amount of the filing fee only. The amount of the filing fee is calculated by multiplying the total transaction value by
       0.0000393. The transaction value was calculated by adding the sum of (i) 75,875,672 shares of common stock, par value $1.00 (“Common Stock”), of
       International Rectifier Corporation (the “Company”) reported by the Company to be outstanding as of September 19, 2008, less 1,100 shares of  common stock owned by Vishay Intertechnology, Inc., and multiplied by $23.00 per share, (ii) (a) 284,000 shares that may be subject to issuance pursuant to the exercise of stock options or the settlement of restricted stock units reported by the Company to be outstanding as of June 30, 2008, multiplied by (b) the amount equal to $23.00 per share minus $11.69 (the weighted average exercise price of such outstanding options), and (iii) (a) 845,000 shares that may be subject to issuance pursuant to the exercise of stock options or settlement of restricted stock units reported by the Company to be outstanding as of June 30,
       2008, multiplied by (b) the amount equal to $23.00 per share minus $20.57 (the weighted average exercise price of such outstanding options).

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     Amount Previously Paid: $68,790                                           Filing Party: Vishay Intertechnology, Inc./IR Acquisition Corp.
                     Form or Registration No.: Schedule TO                                   Date Filed: September 29, 2008

¨ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
¨ issuer tender offer subject to Rule 13e-4.
¨ going-private transaction subject to Rule 13e-3.
¨ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ¨

          This Amendment No. 4 (the “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO filed on September 29, 2008, as amended by Amendment No. 1 filed on October 2, 2008, Amendment No. 2 filed on October 6, 2008 and Amendment No. 3 filed on October 7, 2008 (as amended and supplemented, the “Schedule TO”) by Vishay Intertechnology, Inc., a Delaware corporation ("Vishay”) and IR Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Vishay. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $1.00 per share (the “Common Stock”) of International Rectifier Corporation, a Delaware corporation (the “Company”), including the associated preferred stock purchase rights issued under the Amended and Restated Rights Agreement, dated as of December 15, 1998, as amended, between the Company and Chase Mellon Shareholder Services, L.L.C., as Rights Agent (the “Rights” and, together with the Common Stock, the “Shares”), for a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon (and less any applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 29, 2008 and in the related letter of transmittal. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 12. Exhibits

          Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)	Offer to Purchase dated September 29, 2008.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	IRS Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form.
(a)(1)(G)	Summary Advertisement, published September 29, 2008.
(a)(1)(H)	Press Release issued by Vishay Intertechnology, Inc. on September 29, 2008.
(a)(1)(I)	Presentation regarding Proposed Acquisition of International Rectifier Corporation, dated September 2008 (previ-
ously filed under cover of Schedule TO-C on September 24, 2008).
(a)(1)(J)	Press Release issued by Vishay Intertechnology, Inc. on September 16, 2008 (previously filed under cover of Sched-
ule TO-C on September 16, 2008).
(a)(1)(K)	Press Release issued by Vishay Intertechnology, Inc. on September 15, 2008 (previously filed as Exhibit 99.1 under cover of Form 8-K on September 15, 2008).
(a)(1)(L)	Press Release issued by Vishay Intertechnology, Inc. on September 10, 2008 (previously filed as Exhibit 99.1 under cover of Form 8-K on September 10, 2008).
(a)(1)(M)	Letter to Employees of Vishay Intertechnology, Inc., dated September 10, 2008 (previously filed as Exhibit 99.2 un-
der cover of Form 8-K on September 10, 2008).
(a)(1)(N)	Letter to Stockholders of International Rectifier Corporation, dated September 29, 2008 (previously filed under cover of Schedule 14A on September 29, 2008).
(a)(1)(O)	Press Release issued by Vishay Intertechnology, Inc. on October 2, 2008 (previously filed under cover of Schedule
14A on October 2, 2008)
(a)(1)(P)	Press Release issued by Vishay Intertechnology, Inc. on October 6, 2008 (previously filed under cover of Schedule
14A on October 6, 2008).

(a)(1)(Q)	Press Release issued by Vishay Intertechnology, Inc. on October 6, 2008 (previously filed under cover of Schedule
14A on October 6, 2008).
(a)(1)(R)	Press Release issued by Vishay Intertechnology, Inc. on October 7, 2008 (previously filed under cover of Schedule
14A on October 7, 2008).
(a)(1)(S)	Press Release issued by Vishay Intertechnology, Inc. on October 8, 2008 (previously filed under cover of Schedule
14A on October 8, 2008).
(b)	None.
(d)	None.
(g)	None.
(h)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2008

VISHAY INTERTECHNOLOGY, INC.

By:	/s/ Lior E. Yahalomi
Name: Dr. Lior E. Yahalomi
Title: Executive Vice President and Chief Financial Officer

IR ACQUISITION CORP.

By:	/s/ Lior E. Yahalomi
Name: Dr. Lior E. Yahalomi
Title: Chairman and President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated September 29, 2008.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	IRS Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form.
(a)(1)(G)	Summary Advertisement, published September 29, 2008.
(a)(1)(H)	Press Release issued by Vishay Intertechnology, Inc. on September 29, 2008.
(a)(1)(I)	Presentation regarding Proposed Acquisition of International Rectifier Corporation, dated September 2008 (previ-
ously filed under cover of Schedule TO-C on September 24, 2008).
(a)(1)(J)	Press Release issued by Vishay Intertechnology, Inc. on September 16, 2008 (previously filed under cover of Sched-
ule TO-C on September 16, 2008).
(a)(1)(K)	Press Release issued by Vishay Intertechnology, Inc. on September 15, 2008 (previously filed as Exhibit 99.1 under cover of Form 8-K on September 15, 2008).
(a)(1)(L)	Press Release issued by Vishay Intertechnology, Inc. on September 10, 2008 (previously filed as Exhibit 99.1 under cover of Form 8-K on September 10, 2008).
(a)(1)(M)	Letter to Employees of Vishay Intertechnology, Inc., dated September 10, 2008 (previously filed as Exhibit 99.2 un-
der cover of Form 8-K on September 10, 2008).
(a)(1)(N)	Letter to Stockholders of International Rectifier Corporation, dated September 29, 2008 (previously filed under cover of Schedule 14A on September 29, 2008).
(a)(1)(O)	Press Release issued by Vishay Intertechnology, Inc. on October 2, 2008 (previously filed under cover of Schedule
14A on October 2, 2008)
(a)(1)(P)	Press Release issued by Vishay Intertechnology, Inc. on October 6, 2008 (previously filed under cover of Schedule
14A on October 6, 2008).
(a)(1)(Q)	Press Release issued by Vishay Intertechnology, Inc. on October 6, 2008 (previously filed under cover of Schedule
14A on October 6, 2008).
(a)(1)(R)	Press Release issued by Vishay Intertechnology, Inc. on October 7, 2008 (previously filed under cover of Schedule
14A on October 7, 2008).
(a)(1)(S)	Press Release issued by Vishay Intertechnology Inc. on October 8, 2008 (previously filed under cover of Schedule
14A on October 8, 2008).
(b)	None.
(d)	None.

(g) None.
(h) None.